Exhibit 99.1

NewAmsterdam Pharma Appoints John W. Smither to its Board of Directors

Naarden, the Netherlands and Miami, USA; February 6, 2023 – NewAmsterdam Pharma Company N.V. (Nasdaq: NAMS or “NewAmsterdam Pharma” or the “Company”), a clinical-stage company focused on the research and development of transformative oral therapies for major cardiometabolic diseases, today announced the appointment of John W. Smither as an independent director to its Board of Directors. Mr. Smither will also serve as chair of NewAmsterdam Pharma’s Audit Committee.

“We are so pleased to welcome John to the NewAmsterdam Board of Directors,” said Michael Davidson, M.D., chief executive officer of NewAmsterdam Pharma. “His extensive experience in operational and strategic leadership roles across multiple publicly-traded life sciences companies will be invaluable to NewAmsterdam Pharma following our public listing [on NASDAQ]. We welcome John’s leadership as we continue to advance obicetrapib through multiple pivotal Phase 3 clinical trials and begin preparations for a potential commercial launch.”

Most recently, Mr. Smither served as the Chief Financial Officer (“CFO”) at Arcutis Biotherapeutics, where he was responsible for all financial aspects of the company’s business, including leading Arcutis’ successful initial public offering and two capital raises. Prior to joining Arcutis, Mr. Smither served as the CFO of Sienna Biopharmaceuticals from April 2018 until March 2019. He also served as interim CFO for Kite Pharma during its integration with Gilead. Mr. Smither has 15 years’ experience as a practicing CPA (inactive), including time spent as an audit partner at Ernst & Young. Mr. Smither has previously served on the Boards of several biopharmaceutical companies and currently serves as director at both eFFECTOR Therapeutics and Applied Molecular Transport. He holds a B.S. in Business Administration from California State University, Los Angeles.

“NewAmsterdam is backed by an exceptional leadership team that has positioned the Company for long-term success, with a robust capital position to potentially fund operations through all key milestones and a leading pharmaceutical partner to support commercialization efforts in Europe,” said Mr. Smither. “I am thrilled to join the NewAmsterdam Pharma’s board at such an exciting time, as the Company continues to enroll patients in multiple pivotal Phase 3 trials for obicetrapib, a potentially safe and effective oral therapy that could change the treatment paradigm for cardiovascular disease.”

About NewAmsterdam

NewAmsterdam (Nasdaq: NAMS) is a clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where currently approved therapies have not been sufficiently successful or well tolerated. NewAmsterdam is investigating obicetrapib, an oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C lowering therapy to be used as an adjunct to maximally tolerated statin therapy for high-risk cardiovascular disease (“CVD”) patients. Results from NewAmsterdam’s ROSE Phase 2b trial (presented at AHA Scientific Sessions in 2021) included observations that patients receiving obicetrapib 10 mg experienced a median reduction in LDL-C of 51% versus baseline in patients on high-intensity statin therapy (vs. a 7% reduction in the placebo arm). Based in the Netherlands, NewAmsterdam recently completed a business combination with Frazier Lifesciences Acquisition Corporation (“FLAC”), a special purpose acquisition company sponsored by an affiliate of Frazier Healthcare Partners. Proceeds from this transaction were approximately $328 million, prior to deducting transaction expenses, comprising approximately $93 million in funds from the former FLAC trust account and approximately $235 million from the concurrent, oversubscribed PIPE financing, which was co-led by Frazier Healthcare Partners and Bain Capital Life Sciences and included leading institutional investors. In June 2022, NewAmsterdam entered into an exclusive licensing agreement with the Menarini Group for the commercialization of obicetrapib in Europe, while retaining all rights to commercialize obicetrapib, if approved, in the rest of the world, as well as rights to develop certain forms of obicetrapib for other diseases such as Alzheimer’s disease. For more information, please visit: www.newamsterdampharma.com.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s cash runway, the therapeutic and curative potential of the Company’s product candidate, the Company’s clinical trials and the achievement or timing of regulatory approvals. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the approval of the Company’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID-19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on the Company’s future business; and those factors described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended (File No. 333-268888) and other documents filed from time to time. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property related claims; the Company’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither the Company nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as may be required by law.

Media Contact

Spectrum Science on behalf of NewAmsterdam

Carmen Lopez

P: 1 773-306-6285

clopez@spectrumscience.com

Investor Contact

Stern Investor Relations on behalf of NewAmsterdam

Hannah Deresiewicz

P: 1 212-362-1200

hannah.deresiewicz@sternir.com